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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                 SCHEDULE 14D-9

                               (AMENDMENT NO. 13)

                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                              NCS HEALTHCARE, INC.
                            (Name of Subject Company)

                              NCS HEALTHCARE, INC.
                        (Name of Person Filing Statement)

                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    62887410
                     (CUSIP Number of Class A Common Stock)

                 CLASS B COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                 NOT APPLICABLE
                     (CUSIP Number of Class B Common Stock)

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                             MARY BETH LEVINE, ESQ.
                   SENIOR VICE PRESIDENT AND CORPORATE COUNSEL
                              NCS HEALTHCARE, INC.
                       3201 ENTERPRISE PARKWAY, SUITE 220
                              BEACHWOOD, OHIO 44122
                                 (216) 514-3350

 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
            Communications on Behalf of the Person Filing Statement)

                               ------------------

                                 WITH COPIES TO:

     H. JEFFREY SCHWARTZ, ESQ.                        ROBERT B. PINCUS, ESQ.
      MEGAN LUM MEHALKO, ESQ.                      SKADDEN, ARPS, SLATE, MEAGHER
  BENESCH, FRIEDLANDER, COPLAN &                            & FLOM LLP
            ARONOFF LLP                                  ONE RODNEY SQUARE
 2300 BP TOWER, 200 PUBLIC SQUARE                   WILMINGTON, DELAWARE 19801
       CLEVELAND, OHIO 44114                              (302) 651-3000
          (216) 363-4500


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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      This Amendment No. 13 to Schedule 14D-9 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by NCS HealthCare, Inc. (the "Company" or "NCS") on August 20, 2002 and amended on August 21, 2002, August 22, 2002, September 12, 2002, September 30, 2002,
October 8, 2002, October 22, 2002, October 29, 2002, October 30, 2002, November 25, 2002, December 2, 2002, December 5, 2002 and December 9, 2002 relating to the tender offer by NCS Acquisition Corp. (the "Offeror"), a Delaware corporation and a wholly owned subsidiary of Omnicare, Inc., a Delaware corporation ("Omnicare"), for all of the outstanding shares of Class A Common Stock, par value $0.01 per share, of NCS and Class B Common Stock, par value $0.01 per share, of NCS, at a price of $3.50 per share, net to the seller in cash (the "Offer"). Except as otherwise indicated, the information set forth in the original Schedule 14D-9 and Amendments No. 1 through 12 thereto remains unchanged.

ITEM 8. ADDITIONAL INFORMATION

      (b) LEGAL MATTERS

      Item 8(b) of the Schedule 14D-9 is hereby amended to add the following at the end thereof:

      On December 10, 2002, the Supreme Court of the State of Delaware (the "Delaware Supreme Court") issued an order in the consolidated appeal of the Delaware Lawsuit and the shareholders litigation brought against NCS. The Delaware Supreme Court remanded the proceedings to the Chancery Court for the entry of a preliminary injunction precluding the implementation of the Genesis Merger.

      The foregoing paragraph includes a summary of the court order and is qualified in its entirety by the full text of the court order, a copy of which is filed as Exhibit 99.25 hereto, and is incorporated herein by reference.

ITEM 9. EXHIBITS

      Item 9 of the Schedule 14D-9 is hereby supplemented by adding the following additional exhibits:

EXHIBIT NO.

Exhibit 99.25 Order of the Supreme Court of the State of Delaware, issued on December 10, 2002. (Incorporated herein by reference to Exhibit (a)(1)(AAA) to Amendment No. 32 to Omnicare's Tender Offer Statement on Schedule TO/A, filed on December 11, 2002.)

Exhibit 99.26        Press Release issued by the Company on December 11, 2002.*


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* Filed herewith.

                                        2
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                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     NCS HEALTHCARE, INC.


                                     By: /s/ Kevin B. Shaw
                                         ---------------------------------------
                                         Kevin B. Shaw
                                         President and Chief Executive Officer

Dated:  December 11, 2002